Exhibit 99.4

VOTING INSTRUCTION FORM
CELESTICA INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: ***WWW.PROXYVOTE.COM*** TELEPHONE VOTE: *1-800-474-7493*

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, APRIL 22, 2010 AT 10:00 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 12, 2010
PROXY DEPOSIT DATE: APRIL 20, 2010
ACCOUNT NUMBER:
CUSIP: 15101Q108 **CUID:** P90812 E **CONTROL NO. :**

APPOINTEE(S) **ROBERT L. CRANDALL, CRAIG H. MUHLHAUSER**
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS
2 *- APPOINTMENT OF KPMG LLP AS AUDITOR AND AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC. TO FIX THE REMUNERATION OF THE AUDITOR. ------->>>	FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. AQ --->>>

TELEPHONE VOTE AT 1-800-474-7493 OR
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX "▭" PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-ROBERT L. CRANDALL	☐	☐
02-WILLIAM A. ETHERINGTON	☐	☐
03-LAURETTE KOELLNER	☐	☐
04-CRAIG H. MUHLHAUSER	☐	☐
05-EAMON J. RYAN	☐	☐
06-GERALD W. SCHWARTZ	☐	☐
07-DON TAPSCOTT	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX "▭" PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	☐	☐

2 ITEM(S)
SHARE(S)

CONTROL NO. : →

Broadridge™
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

P90812 E
1 OF 1
1
1

CELESTICA INC.
844 DON MILLS ROAD
TORONTO, ON M3C 1V7
CANADA

NONE	ANNUAL	INTERIM
☐	☐	☐

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.

SIGNATURE(S) * INVALID IF NOT SIGNED * DATE (DD/MM/YY)

☐ ← **REQUEST FOR LEGAL PROXY:** DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

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